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Exhibit 99.1

Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen Announces 2003 Year-end Results

Mississauga, Ontario (February 9, 2004) — Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) today reported the results of operations for the fiscal year ended November 30, 2003. All dollar amounts referenced herein are Canadian dollars unless otherwise noted.

At November 30, 2003, our cash, cash equivalents, and marketable securities held to maturity totalled $60.1 million, compared with $42.7 million at the previous year-end. The increase is a result of the cash raised during 2003. In July 2003, we completed a private placement for gross proceeds of $50.7 million (US$37.9 million), resulting from the issuance of 9.5 million common shares at a price of US$4.00 per share. Net proceeds raised through this offering were approximately $46.5 million.

The Company incurred a net loss for the year of $31.9 million, or $0.57 per common share, compared with a net loss of $19.5 million, or $0.40 per common share for the previous year. The increased loss resulted mainly from higher research and development expenditures associated with the phase 3 development of the Company's lead product, Celacade™ (immune modulation therapy), and higher corporate costs necessary to support these activities.

In 2003, research and development expenditures increased to $21.7 million from $12.7 million in 2002. The Company's phase 3 programs in peripheral arterial disease and chronic heart failure were the key drivers behind this increase. Further information about the Company's research and development programs is included in the Highlights below.

General and administrative expenditures were $10.2 million in 2003, compared to $7.5 million in 2002. This increase is largely due to expenses relating to the increased infrastructure costs, corporate development costs and professional fees necessary to support our phase 3 clinical programs, marketing activities aimed at further enhancing the awareness of Celacade™ within the medical community, and business development costs.

A foreign exchange loss of $1.1 million was incurred in 2003, compared with $0.3 million in 2002. Our functional currency is the Canadian dollar. The funds raised in the financing completed in 2003 were in U.S. dollars and are subject to fluctuations in the U.S. exchange rate. This loss is the result of the weakening of the U.S. dollar relative to the Canadian dollar during the latter part of 2003. Vasogen maintains U.S. dollars in anticipation of U.S. dollar denominated R&D expenses with respect to our phase 3 clinical programs and therefore this exchange rate fluctuation, though significant from an accounting point of view, does not affect our ability to pay these U.S. expenditures.

Interest income totalled $1.1 million in 2003, compared with $1.0 million in 2002. Higher levels of cash invested in marketable securities were substantially offset by lower returns on investments available in the market place in general, and an increased weighting of U.S. investments, which provided lower average investment yields than the Canadian investments in the Company's investment portfolio.

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... page 2, February 9, 2004

The consolidated financial statements, accompanying notes to the consolidated financial statements, and Management's Discussion and Analysis for the year ended November 30, 2003 are accessible on Vasogen's Web site at www.vasogen.com and will be available on SEDAR and EDGAR. Summary financial tables are provided below.

Highlights

•
Vasogen initiated the pivotal phase 3 ACCLAIM trial in chronic heart failure. The 2000-patient ACCLAIM trial is designed to confirm the impact of Celacade™ (immune modulation therapy) on reducing the risk of death and hospitalization in patients with advanced heart failure. Dr. James Young, Chairman, Department of Medicine and Medical Director of the Kaufman Center for Heart Failure at The Cleveland Clinic, is the Chairman of the Steering Committee and Global Principal Investigator for the ACCLAIM trial.

•
Vasogen was granted CE Mark regulatory approval in Europe for its lead product, Celacade™, for the treatment of chronic heart failure. This regulatory approval positions Vasogen to market Celacade™ in the 15 member countries of the European Union, where it is estimated that chronic heart failure affects more than five million people. Vasogen plans to launch Celacade™ in Europe upon the successful completion of its ongoing ACCLAIM trial, which is designed to support regulatory approvals and commercialization in North America and Europe.

•
Previously reported findings from Vasogen's double-blind, placebo-controlled phase 2 clinical trial of Celacade™ in chronic heart failure were presented during the "Novel Treatment and Etiologic Issues in Heart Failure" symposium of the 7th Annual Scientific Meeting of the Heart Failure Society of America in Las Vegas, the largest meeting in North America of scientists and healthcare professionals devoted to heart failure research, and at the "Innovative/Alternative Strategies for Heart Failure in the 21st Century" session of the Heart Failure Summit VIII in Cleveland. The trial results were presented by Dr. Guillermo Torre-Amione, Medical Director of the Heart Transplant Service at Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Houston, Texas.

•
The U.S. Patent and Trademark Office issued patent No. 6,572,895 covering the use of Celacade™ in the treatment of chronic heart failure.

•
Vasogen advanced the pivotal phase 3 SIMPADICO trial in patients with peripheral arterial disease. The 500-patient SIMPADICO trial is designed to evaluate the impact of Celacade™ on maximal treadmill walking distance; the efficacy endpoint recognized by the FDA and other regulatory authorities for approving new PAD therapies. The Principal Investigator and Chairman of the Steering Committee for the SIMPADICO trial is Dr. Jeffrey W. Olin, Director of the Vascular Medicine Program at The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine in New York.

•
Vasogen announced a new class of synthetic phospholipid-based drugs targeting chronic inflammation. The Company's first drug candidate in this class, VP025, is being developed for the treatment of neuro-inflammatory conditions. Initial preclinical research findings, demonstrating the ability of VP025 to significantly reduce key measures of inflammation and cell death in the brain and to improve physiological measurements that correlate with memory and learning activity, were presented at the 33rd Annual Meeting of the Society for Neuroscience in New Orleans. Neuro-inflammatory conditions, including Alzheimer's disease, Parkinson's disease, and ALS (Lou Gehrig's disease), are estimated to affect more than 5 million people in North America, with the total cost of care exceeding US$75 billion annually.

•
Milton Packer, MD, Director of the Heart Failure Center at the Columbia-Presbyterian Medical Center, a leading expert in the pathophysiology and treatment of heart failure, and Valentin Fuster, MD, PhD, Director of The Zena and Michael A. Wiener Cardiovascular Institute and The Marie-Josée and Henry R. Kravis Cardiovascular Health Center at the Mount Sinai School of Medicine, widely recognized as a leading expert in coronary disease, atherosclerosis and thrombosis research, joined Vasogen's Scientific Advisory Board.

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... page 3, February 9, 2004

•
Vasogen completed a private placement totalling US$37.9 million, resulting in the issuance of 9.5 million shares at a price of US$4.00 per share.

•
Vasogen's common stock began trading on the NASDAQ National Market under the symbol VSGN.

        A conference call will be conducted on February 12, 2004, at 4:10 p.m. Eastern Time. The conference call may be accessed by calling 416-695-6140 ten minutes prior to the call. An audio web cast of the event will also be available at www.vasogen.com. A re-broadcast of the conference call may be accessed by calling 416-695-6035, pin code 9828 and will also be available at www.vasogen.com.

About Vasogen:

Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen's lead product, Celacade™ (immune modulation therapy) is currently in phase 3 clinical trials for the treatment of chronic heart failure and peripheral arterial disease. Celacade™ is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade™ up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells (APCs) to modulate the production of cytokines — potent chemical messengers that initiate and control inflammation. Vasogen is also developing a new class of phospholipid-based drugs designed to interact with APCs to regulate cytokine levels and control inflammation in the nervous system, including the brain. VP025, the first product candidate from this new class of drugs, is in preclinical development for the treatment of neuro-inflammatory disorders.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Summary Financial Tables Below

The following financial data are derived from Vasogen's audited financial statements:

Consolidated Balance Sheets
(In thousands of Canadian dollars)

	As at November 30,
	2003	2002
Assets
Current assets:
Cash and cash equivalents	$4,476	$2,024
Marketable securities	52,354	35,605
Clinical supplies	4,418	2,645
Tax credits recoverable	1,383	1,379
Prepaid expenses	1,021	518

Total current assets	63,652	42,171
Marketable securities	3,255	5,086
Capital assets, net	360	313
Acquired technology, net	1,013	1,266
Other	503	—

Total assets	$68,783	$48,836

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$3,831	$2,029
Accrued liabilities	2,487	1,301

Total current liabilities	6,318	3,330
Shareholders' equity:
Share capital:
Authorized:
Unlimited common shares, without par value
Issued and outstanding:
62,023,000 common shares (2002 — 51,935,000)	173,380	126,673
Warrants	1,456	—
Options	744	—
Deficit	(113,115)	(81,167)

Total shareholders' equity	62,465	45,506

Total liabilities and shareholders' equity	$68,783	$48,836

Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)

	Years ended November 30,
				Period from December 1, 1987 to November 30, 2003
	2003	2002	2001
Expenses:
Research and development	$21,730	$12,675	$9,208	$70,931
General and administration	10,250	7,542	7,304	45,740
Foreign exchange loss (gain)	1,111	267	(58)	1,320

Loss before the undernoted	(33,091)	(20,484)	(16,454)	(117,991)
Investment income	1,143	977	2,065	6,386

Loss for the period	(31,948)	(19,507)	(14,389)	(111,605)
Deficit, beginning of period	(81,167)	(61,660)	(47,271)	(1,510)

Deficit, end of period	$(113,115)	$(81,167)	$(61,660)	$(113,115)

Basic and diluted loss per share	$(0.57)	$(0.40)	$(0.32)

See accompanying notes to consolidated financial statements.

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Vasogen Announces 2003 Year-end Results
Summary Financial Tables Below